

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Karsten Voermann
Chief Financial Officer
GoodRx Holdings, Inc.
2701 Olympic Boulevard
Santa Monica, California 90404

      Re: GoodRx Holdings, Inc.
          Registration Statement on Form S-3
          Filed April 5, 2024
          File No. 333-278533

Dear Karsten Voermann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Ross McAloon